                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)



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                    (Name of Issuer) BancFirst Corporation
                  (Title of Class of Securities) Common Stock
                            (CUSIP Number) 0594F103

                                October 1, 1998
            (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [X] Rule 13d-1(b)
        [ ] Rule 13d-1(c)
        [ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions for the Act (however, see the Notes).


CUSIP NO. 05945F103                   13G                     Page 1 of 4 Pages
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CUSIP No. 05945F103

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(1)     Names of Reporting Persons: Investors Trust Company
        S.S. or I.R.S. Identification Nos. of Above Persons:  73-0737662

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(2)     Check the Appropriate Box if a Member of a Group
        (A) [_]
        (B) [_]

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(3)     SEC Use Only

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(4)     Citizenship or Place of Organization: Oklahoma

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Number of           (5)   Sole Voting Power              289,786
Shares Bene-
ficially           -----------------------------------------------------------
Owned by Each       (6)   Shared Voting Power            474,055
Reporting
Person With:       -----------------------------------------------------------
                    (7)   Sole Dispositive Power:        978,235

                   -----------------------------------------------------------
                    (8)   Shared Dispositive Power       474,055

                   -----------------------------------------------------------
(9)     Aggregate Amount Beneficially Owned by Each Reporting Person: 1,452,290

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(10)    Check if the Aggregate Amount in Row 9 Excludes Certain Shares:    [ ]

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(11)    Percent of Class Represented by Amount in Row 9: 15.6%

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(12)    Type of Reporting Person: BK

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  CUSIP NO. 05945F103                   13G                Page 2 of 4 Pages

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ITEM 1.
      (a)   Name of Issuer:  BancFirst Corporation
      (b)   Address of Issuer's Principal Executive Offices:
              101 N. Broadway
              Suite 200
              Oklahoma City, Oklahoma 73102

ITEM 2.
      (a)   Name of Person Filing: Investors Trust Company
      (b)   Address of Principal Business Office:
              1202 North Tenth Street
              Duncan, Oklahoma 73533
      (c)   Citizenship: Oklahoma
      (d)   CUSIP Number: 05945F103

ITEM 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

      a.    [ ]  Broker or Dealer registered under Section 15 of the Act
      b.    [X]  Bank as defined in Section 3(a)(6) of the Act
      c.    [ ]  Insurance Company as defined in Section 3(a)(19) of the Act
      d.    [ ]  Investment company registered under Section 8 of the Investment
                 Company Act
      e.    [ ]  Investment Adviser registered under Section 203 of the
                 Investment Advisers Act of 1940
      f.    [ ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
      g.    [ ]  Parent holding company, in accordance with Rule 13d-a(b)(ii)(G)
                 Note: See item 7
      h.    [ ]  Group, in accordance with Rule 13d-a(b)(1)(ii)(H)

ITEM 4.     Ownership

      a.    Amount Beneficially Owned: 1,452,290
      b.    Percent of Class: 15.6%
      c.    Number of shares as to which the person has:
            (i)   sole power to vote or to direct the vote: 289,786
            (ii)  shared power to vote or to direct the vote: 474,055
            (iii) sole power to dispose or to direct the disposition of: 978,235
            (iv)  shared power to dispose or to direct the disposition of:
                  474,055


CUSIP NO. 05945F103                13G                        Page 3 of 4 Pages
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            All of the foregoing shares are held by Investors Trust Company in its fiduciary capacity as trustee or co-trustee of various trusts.

ITEM 5.     Ownership of 5 Percent or Less of a Class: Not Applicable

ITEM 6. Ownership of More than 5 Percent on Behalf of Another Person: Not Applicable

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable

ITEM 8.     Identification and Classification of Members of the Group: Not
            Applicable

ITEM 9.     Notice of Dissolution of Group: Not Applicable

ITEM 10.    Certification

      By signing below, the undersigned certifies that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of the securities and were not acquired with or as a participant in any transaction having such purposes or effect.

SIGNATURE.

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

      Date:  October 14, 1998.
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                                       INVESTORS TRUST COMPANY


                                       BY:  /S/ JOHN R. BRAUGHT
                                          --------------------------------------
                                          John R. Braught  Vice-President


CUSIP NO. 05945F103                   13G                      Page 4 of 4 Pages